PETROREAL OIL CORPORATION

1750 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Tel: (604) 683-2220
Fax: (604) 683-2286

02 SEP 10 AM 9:01

02049853

August 29, 2002

U.S. Securities and Exchange Commission
International Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Anne-Marie Tierney

Dear Ms. Tierney:

RE: PETROREAL OIL CORPORATION
12g3-2(B) FILE NO. 82-3206

We enclose a copy of the Quarterly Report for the period ended June 29, 2002 which was filed via SEDAR with B.C. Securities Commission, Alberta Securities Commission and TSX Venture Exchange.

We also enclose copy of the News Release which was disseminated and filed today via SEDAR with the regulatory authorities as stated above.

Yours truly,

PETROREAL OIL CORPORATION

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Keiko Mizuno
Assistant Corporate Secretary

9/10

Enclosures

NEWS RELEASE

Date: August 29, 2002

12g3-2(b) Exemption No.: 82-3206

TSX Venture Trading Symbol: PTC

02 SEP 10 AM 9:01

PetroReal Oil Corporation

1750-1177 West Hastings Street
Vancouver, BC Canada V6E 2K3
Telephone: (604) 683-2220
Fascimile: (604) 683-2286

The following summary financial information has been extracted from the interim financial statements of PetroReal Oil Corporation for the interim periods ended June 30, 2002, which are available in pdf format on the SEDAR website at www.sedar.com. Please contact the company if you would like a printed copy.

Financial position	June 30, 2002	December 31, 2001
	$	$
Current assets	4,800	2,376
Oil and gas property	116,823	119,234
Current liabilities	607,657	542,402
Shareholders' deficiency	(486,034)	(420,792)

Operating results	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30 2002	Six months ended June 30 2001
	$	$	$	$
Oil and gas revenue	7,589	4,279	11,519	22,882
Net oil and gas revenue	3,558	3	2,582	6,602
Administrative and general expenses	39,530	40,008	67,827	94,624
Interest income	-	22	3	52
Net Loss	35,972	39,983	65,242	87,970
Net loss per share	0.00	0.00	0.01	0.01

The company's share of total production from Chestermere Property, Alberta for the six months period ended June 30, 2002 was equivalent to 275 barrels of oil, compared to 362 barrels for the same period in 2001. The average revenue par barrel equivalent was $42 and $63 in the first six months of 2002 and 2001 respectively.

PETROREAL OIL CORPORATION

Karl Rollke
President and CEO

02 SEP 10 AM 9:01

BC FORM 51-901F

Incorporated as part of : Schedule A

ISSUER DETAILS NAME OF ISSUER **PetroReal Oil Corporation**	FOR QUARTER ENDED June 30, 2002	DATE OF REPORT YYYY / MM / DD 2002 / 08 / 28

ISSUER ADDRESS 1750 - 1177 West Hastings Street				
CITY Vancouver	PROVINCE BC	POSTAL CODE V6E 2K3	ISSUER FAX NO. (604) 683-2286	ISSUER TELEPHONE NO (604) 683-2220
CONTACT NAME Keiko Mizuno		CONTACT POSITION Assistant Corporate Secretary		CONTACT TELEPHONE NO. (604) 683-2220
CONTACT E-MAIL ADDRESS KeikoMizuno@telus.net		WEB SITE ADDRESS		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME Karl Rollke	DATE SIGNED YYYY / MM / DD 2002 / 08 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME Adrian Rollke	DATE SIGNED YYYY / MM / DD 2002 / 08 / 29

PETROREAL OIL CORPORATION
INTERIM BALANCE SHEET
(Unaudited)

Assets		June 30, 2002		December 31, 2001
Current:				
Cash	$	769	$	13
Accounts receivable		2,798		1,905
Prepaid expenses		1,233		458
		4,800		2,376
Oil and gas property (Note 4)		116,823		119,234
	$	121,623	$	121,610
Liabilities				
Current:				
Bank indebtedness (Note 5)	$	31,505	$	30,454
Accounts payable		576,152		511,948
		607,657		542,402
Shareholders' Deficiency				
Share Capital (Note 6)		5,069,873		5,069,873
Deficit		(5,555,907)		(5,490,665)
		(486,034)		(420,792)
Going Concern (Note 1(b))	$	121,623	$	121,610

Approved by the Directors:

- See accompanying notes –

PETROREAL OIL CORPORATION
INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001	Cumulative Since Inception, September 10, 1997
Revenue:					
Chestermere					
- oil and gas revenue	$ 7,589	$ 4,279	$ 11,519	$ 22,882	$ 215,424
- operating expenses	(2,689)	(3,420)	(6,193)	(12,662)	(106,419)
- depletion	(1,342)	(856)	(2,744)	(3,618)	(63,155)
	3,558	3	2,582	6,602	45,850
Expenses:					
Administration fees	14,887	14,503	24,282	25,151	158,550
Bank charges	82	97	138	284	16,698
Filing fees and transfer agent	2,589	3,660	4,106	5,281	42,077
Interest	733	1,046	1,269	2,947	49,307
Legal and accounting	3,352	6,575	5,427	7,825	163,669
Management and consulting fees	3,973	1,841	5,927	23,983	268,544
Office and miscellaneous	2,304	441	3,224	5,385	65,505
Property investigation costs	-	-	-	-	25,902
Rent	11,610	11,845	23,454	23,768	189,613
Travel	-	-	-	-	9,026
	39,530	40,008	67,827	94,624	988,891
Loss before other items	35,972	40,005	65,245	88,022	943,041
Other Items:					
Gain on disposal of oil and gas property	-	-	-	-	14,442
Interest income	-	22	3	52	2,922
Write-off of Equador oil and gas joint venture	-	-	-	-	(305,262)
Writedown of accounts payable	-	-	-	-	47,122
Forgiveness of debt	-	-	-	-	14,304
	-	22	3	52	(226,472)
Net Loss	35,972	39,983	65,242	87,970	1,169,513
Deficit, beginning	5,519,935	5,400,835	5,490,665	5,352,848	4,386,394
Deficit, ending	$ 5,555,907	$ 5,440,818	$ 5,555,907	$ 5,440,818	$ 5,555,907
Weighted average number of Shares outstanding	8,090,009	8,090,009	8,090,009	8,090,009	
Net loss per share	$ 0.00	$ 0.00	$ 0.01	$ 0.01	

- See accompanying notes -

PETROREAL OIL CORPORATION
STATEMENT OF CASH FLOWS
(Unaudited)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001	Cumulative Since Inception, September 10, 1997
Operating Activities:					
Net Loss	$ (35,972)	$ (39,983)	$ (65,242)	$ (87,970)	$ (1,169,513)
Items not involving cash -					
Gain on disposal of oil and gas property	-	-	-	-	(14,442)
Depletion	1,342	856	2,744	3,618	63,155
Cancellation of note payable	-	-	-	-	(8,825)
Write-down of accounts payable	-	-	-	-	(38,297)
Write-off of Ecuador oil and gas joint venture	-	-	-	-	305,262
	(34,630)	(39,127)	(62,498)	(84,352)	(862,660)
Net change in non-cash working capital related to operating activities -					
Decrease (increase) in accounts receivable	(931)	8,867	(893)	12,857	548
Decrease (increase) in prepaid expenses	638	923	(775)	195	(1,233)
Increase in accounts payable	34,861	28,704	64,922	78,284	703,408
	(62)	(633)	756	6,984	(159,937)
Investing Activities:					
Proceeds on disposal of oil and gas property	-	-	-	-	165,600
Oil and gas property costs	-	(186)	-	(7,748)	(636,065)
	-	(186)	-	(7,748)	(470,465)
Financing Activities:					
Net increase in back indebtedness	-	-	-	-	30,454
Net (decrease) increase in loan payable	-	-	-	(4,269)	-
Repayment of debenture payable	-	-	-	-	(520,000)
Issuance of share capital	-	-	-	-	872,661
Issuance of special warrants	-	-	-	-	247,047
	-	-	-	(4,269)	630,162
(Decrease) Increase in Cash	(62)	(819)	756	(5,033)	(240)
Cash, beginning	831	1,913	13	6,127	1,009
Cash, ending	$ 769	$ 1,094	$ 769	$ 1,094	$ 769
Supplemental Disclosure of Cash Flow Information:					
Interest Paid	$ -	$ -	$ -	$ 647	$ 25,939
Non-cash Transactions:					
Conversion of debenture payable	$ -	$ -	$ -	$ -	$ 330,000
Settlement of interest payable through issuance of shares	$ -	$ -	$ -	$ -	$ 19,446
Settlement of other accounts payable through issuance of shares	$ -	$ -	$ -	$ -	$ 198,956

- See accompanying notes -

PETROREAL OIL CORPORATION
NOTES TO INTERIM FINANCIAL STATEMENTS
June 30, 2002
(Unaudited)

1. Operations and Basis of Presentation

a) Stage of Operations

The company is a development stage enterprise that is evaluating oil and gas acquisition opportunities. The company plans to acquire and operate a significant producing oil and gas property, or a significant petroleum service operation, as its principal operation. The company does not consider its investment in the Chestermere Property (note 4) to be significant for purposes of determining development stage status. Inception of the development phase was on September 10, 1997, when the company was reactivated after a dormant phase.

b) Going Concern

The company does not have sufficient financing arranged to acquire oil and gas operations that it evaluates. The company has a working capital deficiency of $602,857 at June 30, 2002 and has accumulated operating losses of $1,169,513 from inception to June 30, 2002. The company will have to arrange financing to cover its working capital deficiency, to pay the purchase price and development costs for any operation it intends to acquire, and to fund future operating losses until profitable operations can be achieved. There is no assurance that additional financing will be available to the company on terms acceptable to the company.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies:

a) Oil and Gas Properties –

The company follows the Canadian Institute of Chartered Accountants accounting guidelines relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus the costs of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon proved reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the company's proportionate interest in such activities is reflected in the financial statements.

2. Accounting Policies (Continued):

b) Income Taxes -

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

c) Loss Per Share -

Basic loss per share has been calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented as it would be anti-dilutive.

d) Translation of Foreign Currencies -

Amounts in foreign currencies are translated to Canadian dollars as follows:

- Monetary items are translated at the rate of exchange in effect at the balance sheet date;
- Non-monetary items are translated at historical exchange rates; and
- Revenue and expense items are translated at the rate of exchange in effect on the dates they occur.

e) Cash -

Cash consists of cash and bank accounts integral to the company's cash management.

3. Financial Instruments:

Fair Values -

Unless otherwise noted, the fair market value of financial assets and liabilities which include cash, accounts receivable, bank indebtedness, and accounts payable, approximates their book value

4. Oil and Gas Property:

Chestermere, Alberta Property

On October 2, 1998, the company acquired a 2.5% working interest in and to six producing oil and gas wells located in Chestermere area, approximately three miles east of the city of Calgary, Alberta for $276,000.

		June 30, 2002		December 31, 2001
Acquisition costs	$	276,000	$	276,000
Other capital costs		55,136		54,803
Less: Disposal		(151,158)		(151,158)
Less: Depletion		(63,155)		(60,411)
Total	$	116,823	$	119,234

On May 18, 2001, the company sold a 1.5% working interest in the Chestermere Property for $165,600, effective March 1, 2001. The closing of the sale is subject to the receipt of waivers of rights of first refusal from joint venture partners.

The purchase price was offset against a loan from the purchaser and other amounts owed to the purchaser. A former director of the company (who was a director when the agreement was entered into) controls the purchaser.

5. Bank Indebtedness:

The bank has demanded repayment of the indebtedness ($23,790) together with interest ($7,715) at the bank's prime interest rate plus 5% per annum.

7. Share Capital:

a) Authorized – 199,936,250 common shares without par value (reduced from 199,939,250 on February 29, 2000).

On June 25, 2002, the shareholders of the company approved special resolutions to consolidate the authorized, issued and outstanding common shares on a 3 for 1 basis and then increasing the authorized capital to 200,000,000 common shares without par value. These resolutions have not yet been put into effect.

6. **Share Capital** (Continued):

b) Issued and Fully Paid -	No. of Shares		Amount
Balance at inception, September 10, 1997	1,734,659	$	3,401,764
Shares issued for cash	400,000		160,000
Escrow shares cancelled (issued prior to inception)	(60,750)		-
Shares issued for cash	1,380,000		426,510
Balance, December 31, 1997	3,453,909		3,988,274
Debenture conversion	727,083		330,000
Warrants exercised	730,000		282,400
Balance, December 1998	4,910,992		4,600,6734
Escrow shares issued	372,000		3,750
Special warrants exercised	1,000,000		247,047
Balance, December 31, 1999	6,282,992		4,851,471
Escrow shares cancelled (issued prior to inception)	(3,000)		-
Shares issued to settle accounts payable	1,810,017		218,402
Balance, December 31, 2000, December 31, 2001 and June 30, 2002	8,090,009	$	5,069,873

c) Stock Options -

The following stock options have been granted or cancelled since inception:

	Date of Vesting	Expiry date	Exercise price	Number of Shares subject to option
Granted - December 8, 1998	December 8, 1998	December 8, 2003	$1.14, reduced to $0.16 on August 25, 2000	380,000
Cancelled - October 8, 2000		December 8, 2003	$0.16	(10,000)
Granted - March 2, 2001	March 30, 2001	March 2, 2006	$0.30	430,000
Cancelled - May 4, 2001		December 8, 2003	$0.16	(50,000)
Outstanding - December 31, 2001 and June 30, 2002				750,000

6. **Share Capital** (Continued):

d) Escrow Shares -

As at June 30, 2002, there are 372,000 common shares subject to escrow agreements.

7. **Related Party Transactions:**

In addition to transactions described elsewhere in these financial statements, the company had the following transactions with officers or directors of the company and companies with which officers or directors or former officers and directors are associated.

	Six Months ended June 30, 2002	Six Months ended June 30, 2001
Transactions -		
Administration fees	$ 24,282	$ 19,585
Consulting fees	-	9,117
Interest expense	-	1,183
Rent	23,454	15,819

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	June 30, 2002	December 31, 2001
Balance at period-end – included in Accounts payable	$ 490,279	$ 422,873

These balances are payable on demand and have arisen from the provision of services.

BC FORM 51-901F

Incorporated as part of : Schedules B and C

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED		DATE OF REPORT YYYY / MM / DD
PetroReal Oil Corporation			June 30, 2002		2002 / 08 / 28
ISSUER ADDRESS					
1750 - 1177 West Hastings Street					
CITY	PROVINCE	POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver	BC	V6E 2K3		(604) 683-2286	(604) 683-2220
CONTACT NAME		CONTACT POSITION			CONTACT TELEPHONE NO.
Keiko Mizuno		Assistant Corporate Secretary			(604) 683-2220
CONTACT E-MAIL ADDRESS		WEB SITE ADDRESS			
KeikoMizuno@telus.net					

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Karl Rollke	2002 / 08 / 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
[signature]	Adrian Rollke	2002 / 08 / 29

PetroReal Oil Corporation

BC Form 51-901F Quarterly Report

For the Nine Month Period Ended June 30, 2002

Schedule B ***Supplementary Information***

1. The analysis (breakdown) of expenses (general and administrative expenses) required by Schedule B is shown on the statement of loss and deficit included as part of Schedule A.
2. Related party transactions are disclosed in notes 4 and 7 to the interim financial statements included as part of Schedule A.
3. (a) No securities were issued during the three month period ended June 30, 2002.

   (b) No stock options were granted during the three month period ended June 30, 2002.
4. The authorized, issued and outstanding share capital of the Company, stock options outstanding, and escrow shares remaining as at June 30, 2002 are summarized in note 6 to the interim financial statements included as part of Schedule A.
5. The directors and officers of the Company are:

Duane O. ("Swede") Nelson	Chairman and Director
Karl Rollke	President, Chief Executive Officer and Director
Owen Granger	Secretary/Treasurer and Director
Andrew von Kursell	Director
Adrian Rollke	Director
Peter Wilson	Vice-President of Investor Relations
Keiko Mizuno	Assistant Secretary

Schedule C ***Management Discussion and Analysis***

Description of Business

The Company owns a small interest in the Chestermere oil and gas field near Calgary, Alberta, and is actively seeking to acquire other oil and gas interests.

Oil and Gas Activities

The Company's goal for the year 2002 is to acquire oil and gas producing projects with self-supporting cash flows and on-going prospects for enhancement.

The Company has agreed to sell 60% of its interest in the Chestermere Property to an affiliate of the Company's former Chairman. This sale eliminated $165,600 in loans and accounts payable of the Company and resulted in a gain of $14,442 in fiscal 2001. The effective date of the sale is March 1, 2001, although the transaction closing is still subject to right of first refusal waivers from other interest holders in the Chestermere Property. The purchaser will have a right of first refusal to purchase the balance of the Company's interest in the Chestermere property.

The oil and gas revenue and expenses from Chestermere Property for the six month period ended June 30, 2002 decreased significantly compared with the same period in 2001 due to the following reasons:

a) The 2002 figures reflect the Company's reduced working interest share of 1% from 2.5% effective March 1, 2001 (i.e. 1% for six months in 2002 versus 2.5% for two months and 1% for four months in 2001).

Schedule C Management Discussion and Analysis (Continued)

***Oil and Gas Activities** (Continued)*

b) The production volume for oil decreased by 20% during the six month period ended June 30, 2002, compared with the same period in 2001 and the production volume for gas was much lower by approximately 44% in 2002 than in 2001. Higher production share (2.5% instead of 1%) in the first two months of 2001 was the major cause of these significant decreases.

c) The average sale price for oil was lower by approximately 5% and for gas lower by approximately 27% during the six month period in 2002 compared with the same period in 2001.

d) The operator charged, during the first quarter in 2002, retroactive adjustments of $3,962 for Freehold Mineral Taxes claimed to be undercharged for 1999, 2000, and 2001.

The net result was a decrease in oil and gas revenue to $11,519 for 2002 from $22,882 for 2001. The Company's share of total production for the six month period ended June 30, 2002 was equivalent to 275 barrels of oil, compared to 362 barrels for the same period in 2001. The average revenue per barrel equivalent was $42 and $63 in the first six months of 2002 and 2001 respectively ($56 in 2002 if tax adjustments in d) above were excluded). The average revenue per barrel equivalent for fiscal 2001 was $53.

Administrative expenses

Expenses during the six month period ended June 30, 2002 were generally lower than the same period in 2001, resulting in a $26,797 decrease in total expenses from $94,624 to $67,827. The main reason for reduction is $18,056 reduction in management and consulting fees. Management and consulting fees payable to management in 2002 was nil compared with $9,117 in 2001. Management and consulting fees for 2001 included $11,367 paid to financing consultants (2002 - nil).

Interest expense was lower in 2002 than 2001 due to the cessation of interest accruing on the loan that was offset against the partial sale of the Chestermere Property effective March 1, 2001.

Investor Relations Activity

The Company did not undertake any significant investor relations activity during this period.

Liquidity and Solvency

Management expects that the Company's current working capital deficit, equal to $602,857, will be financed at the same time as project financing for new project acquisitions is completed. The company will need to secure significant additional funding to continue its operations and acquisition activities.

Schedule C Management Discussion and Analysis (Continued)

Consolidation and Name Change

During the Company's annual general meeting held on June 25, 2002, special resolutions, as disclosed in the Notice of the meeting and Information Circular dated May 17, 2002, were passed to; i) consolidate the common shares of the Company on a 3 to 1 basis, and ii) change the name of the Company from PetroReal Oil Corporation to Consolidated PetroReal Oil Corporation or such other name as the Board of Directors may approve, and iii) increase the post-consolidation common shares of the Company to 200,000,000 common shares without par value. The Company is in process of initial steps in implementing the above under the new name of International PetroReal Oil Corporation. No definite date is set until receipt of regulatory approval.